EXHIBIT 99.1

Acasti Pharma Announces Issuance of Common Shares in Payment of Outstanding Interest under Debentures

LAVAL, Québec, April 02, 2018 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (“Acasti” or the “Corporation”) (NASDAQ:ACST) (TSX-V:ACST) announces that in accordance with the terms of its outstanding convertible debentures in the total aggregate principal amount of $2,000,000 issued on February 21, 2017 (the “Debentures”), the Corporation has elected to issue an aggregate of 30,348 common shares to the holders of the Debentures in satisfaction of an aggregate of $39,452.40 of interest payable to the holders of the Debentures, which was earned from January 1, 2018 through and payable as of March 31, 2018 (the “Interest Payment”). The common shares issuable for the Interest Payment are issuable at a price of $1.30 per share, being the last closing price of the common shares on the TSX Venture Exchange before March 31, 2018. The settlement of the interest amount in common shares is subject to the Corporation receiving all necessary prior approvals from the TSX Venture Exchange.  All amounts referenced are in Canadian dollars.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. CaPre is being evaluated in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. and may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies. Acasti’s strategy is to commercialize CaPre in the U.S. and the company is pursuing partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, statements pertaining to Acasti’s issuance of common shares to holders of Debentures and receipt of required regulatory approvals.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Special Note Regarding Forward-Looking Statements” section contained in Acasti’s latest annual report on Form 20-F, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the investor section of Acasti’s website at www.acastipharma.com (the “Annual Report”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities regulators. Additional information about these assumptions and risks and uncertainties is contained in the Annual Report under “Risk Factors.”

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
450-686-4555
info@acastipharma.com
www.acastipharma.com

Media Contact:
Jessica Dyas
Canale Communications
619-849-5385
jessica@canalecomm.com

Investor Relations Contact:
Glen Akselrod
Bristol Capital Ltd.
(905) 326-1888 ext 10
glen@bristolir.com